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                                                                    Exhibit 99.3

        Staar Surgical's New CEO Asked to Convene Special Shareholders
                     Meeting by NovaStaar Investments, LLC

Bellaire, Texas, December 29, 2000/PR Newswire/--NovaStaar Investments, LLC, Chairman and CEO, LaMar F. Laster, Jr., requested that Mr. David Bailey, the newly appointed President and CEO of Staar Surgical Company (Nasdaq: STAA), call a special shareholders meeting as is allowed under Staar Surgical's current By-Laws.

Laster stated, "We believe a special shareholders meeting is warranted, given recent disclosures. These include: apparent dissension at the board level, alleged unauthorized forgiveness of major debts owed the company by officers and directors, litigation claiming self dealing and conflicts of interest among management and the board, and the alleged purposeful entanglement of the company by management in major litigation with the Canon companies."

Continuing NovaStaar's Laster said, "We believe Mr. Bailey should want his tenure at Staar to begin with a clear mandate from shareholders, with the ability to move forward unencumbered by the old board, which is currently besieged with litigation by both internal and external forces."

"We request that an alternate slate of directors, submitted by a committee of shareholders, be nominated for consideration by all shareholders. Only then will the newly elected directors be viewed as truly independent. The ultimate authority, over how Staar Surgical is run, and who will run it in the future, should rest in the hands of the shareholders."

About NovaStaar

NovaStaar Investments, LLC is a private company specifically formed in 1999 to make a friendly tender offer for the control of Staar Surgical Company. NovaStaar's 1999 offer of $15 per share was rebuffed by Staar. Beginning in early 2000, NovaStaar principals were repeatedly approached by past and current shareholders, directors, management, and employees of Staar. These concerned parties wanted to determine our interest in helping to pursue the best long term alternatives for all Staar Shareholders. NovaStaar is now attempting to carry out normal due diligence through its request for information to Staar management before making a determination of its ultimate level of interest.


Contact:  Mr. LaMar F. Laster, Jr.
          NovaStaar Investments, LLC
          Phone:  (713) 662-8561
          Fax:    (713) 662-8504